

April 29, 2014

Via E-mail
Mr. Renato Dela Rama
Chief Financial Officer
Cemtrex, Inc.
19 Engineers Lane
Farmingdale, New York 11735

> **Re: Cemtrex, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2013**
> **Filed January 16, 2014**
> **Form 10-Q for the Quarterly Period Ended December 31, 2013**
> **Filed February 14, 2014**
> **File No. 000-53238**

Dear Mr. Dela Rama:

    We have reviewed your response dated April 10, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended September 30, 2013

Item 9A. Controls and Procedures, page 18

1.   We note your response to our prior comment 2. Please tell us whether you have re-evaluated the fact that your disclosure controls and procedures and internal control over financial reporting remains effective considering your omission of Management's Report of Internal Control over Financial Reporting. In this regard, please file the requested amendment.

Financial Statements

Note 2. Revenue Recognition, page F-12

2. We note your response to our prior comment 3 and see that you indicate you will eliminate this disclosure in your amendment. Please file the requested amendment.

Form 10-Q for the quarterly period ended December 31, 2013

Financial Statements

3. We note your response to our prior comment 5. Please revise future filings, including any amendments, to provide information similar to your response.

4. We note your response to our prior comment 6. Please tell us when you will file the amended Form 8-K to provide the financial statements and pro forma information required by Rule 8-04 and 8-05 of Regulation S-X related to the acquisition of the ROB Group.

5. We note your response to our prior comment 7. Please clarify for us if you made an investment in Pluto or merely provided loans to the company. If you made an investment, please also tell us what percentage of the stock you acquired and your accounting treatment for the investment.

You may contact Julie Sherman at (202) 551-3640, or me at (202) 551-3676, if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief